                               EXHIBIT (a) (6)

                  Text of Press Release Dated December 3, 1999

                       [VAN KAMPEN FUNDS INC. LETTERHEAD]


NEWS RELEASE
FOR MORE INFORMATION CONTACT:
James J. Boyne           or        Eileen Davis
800/225-2222                       800/225-2222
Ext. 6327                          Ext. 6886


                      VAN KAMPEN SENIOR FLOATING RATE FUND
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (December 3, 1999)-- Van Kampen Senior Floating
Rate Fund announced today the final results of its tender offer for approximately twenty percent of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard Time, on November 19, 1999.

        The Fund said that 11,236,180 common shares, or approximately six and a half percent of the Fund's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 11,236,180 common shares tendered were purchased at a price of $9.98 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Fund's current prospectus, the Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Fund commenced operations on March 27, 1998 and had net assets of approximately $1,719,481,282 as of November 19, 1999.

        Van Kampen Senior Floating Rate Fund is advised and distributed by subsidiaries of Van Kampen Investments Inc.("Van Kampen"), a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $79 billion under management or supervision as of September 30, 1999. Van Kampen's more than 50 open-end and 39 closed-end funds and more than 2,500 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.